Exhibit 99.2
Gamma delta T cell engagers for the development of next-generation cancer therapeutics Corporate Presentation February 2023

Legal Disclosure: Forward-looking Statements 2 This presentation contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar terms and phrases. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors. These risk and uncertainties include, among other things, the timing and results of our research and development programs, preclinical studies and clinical trials, including the timing of our clinical trials for LAVA-051 and LAVA-1207, and the submission of INDs or CTAs for our other product candidates; our ability to develop and obtain regulatory approval for and commercialize any of our product candidates; the failure of LAVA’s collaborators to support or advance collaborations or our product candidates; our ability to leverage our initial programs to develop additional product candidates using our Gammabody™ platform; and the risk that positive results in a preclinical study or clinical trial may not be replicated in subsequent trials or success in early stage clinical trials may not be predictive of results in later stage clinical trials. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward‐looking statements, see the "Risk Factors" section, as well as discussions of potential risks, uncertainties and other important factors, in the filings we make with the Securities and Exchange Commission from time to time. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements represent the Company’s views only as of the date of this presentation and do not represent its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. By attending this presentation, you acknowledge and agree that you are cautioned not to place undue reliance on any forward-looking statements, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company.

Pioneering Next-Generation Cancer Therapeutics

Proprietary Gammabody™ platform

- Bispecific antibody platform to engage Vγ9Vδ2 T cells for highly specific tumor cell killing
  - Leverage the unique quality of Vγ9Vδ2 T cells to selectively kill tumor cells while sparing normal cells
  - Fully modular approach amenable to the use of existing and newly generated antibodies from any platform
  - Gammabody™ combines potent tumor cell killing with no activation of suppressor T cells, low potential for on-target/off-tumor toxicity, and cytokine release syndrome

Clinical stage company

- 2 programs in Phase 1/2a trials
  - LAVA-051 (CD1d), initial data released ASCO and ASH 2022. Additional data expected to be released 2023
  - LAVA-1207 (PSMA), initial data presented at ASCO-GU (Q1 2023). Additional data expected to be released H2 2023

Robust pipeline

- LAVA-1266 (CD123) projected to enter the clinic in the next 2 years and LAVA-1223 (EGFR, licensed to Seagen)
- Multiple additional preclinical programs
  - Includes partnered discovery program with Janssen (J&J)

Solid financials and partnerships

- $142.7M (Q3 2022) in cash and investments; >24 months cash runway
- Collaborations with Janssen (J&J) and Seagen

©LAVA Therapeutics 2023

3

Gammabody™ Pipeline: Potential in Hematological and Solid Tumor Indications

Candidate	Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Milestones
LAVA-051	CD1d	MM CLL AML					• Initial data released ASCO 2022 • Additional data in 2023
LAVA-1207	PSMA	mCRPC					• Initial data released ASCO GU 2023 • Additional data 2H 2023
LAVA-1223	EGFR	Solid Tumors			Seagen		• Licensed to Seagen Sep 2022
LAVA-1266	CD123	Hematologic Malignancies					• IND/CTA filing expected in 2024
LAVA-1278	CD40	Hematologic Malignancies					
Janssen Collaboration	undisclosed		Janssen				

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

Hematologic malignancy Solid Tumor

©LAVA Therapeutics 2023
4

Team Led by Experienced Leaders in the Biotech and Pharma Field



Steve Hurly, MSc, MBA
President & CEO

- 25+ years leadership experience in life sciences industry
- Seasoned drug developer and biotech strategist



Ton Adang, PhD
CDO

- Vast experience in drug development
- Extensive experience in product discovery and project management (e.g., KEYTRUDA)



Amy Garabedian, MSc, JD
General Counsel

- Extensive global, diversified legal and team building experience
- Almost 20 years practicing law, including over 15 years in the biotech and pharmaceutical industry



Charles Morris, MBChB, MRCP
CMO

- Medical oncologist, seasoned CMO with 25+ years of global oncology drug development
- Supported several approvals including including TREANDA® (bendamustine and Faslodex® (fulvestrant)



Paul Parren, PhD
EVP

- Industry leader in antibody science and drug development
- Vast experience inventing and developing therapeutic antibodies and technologies, including DARZALEX, RYBREVANT, TEPEZZA, TIVDAK & DuoBody



Fred Powell
CFO

- 20+ years of global CFO/leadership experience in biopharma
- Deep expertise across investor relations, finance, capital markets, operations and information technology



Hans van der Vliet, MD, PhD
CSO

- Inventor of LAVA's gamma delta T cell engager platform
- Medical oncologist, extensive experience in pre-clinical and clinical research

©LAVA Therapeutics 2023

5

LAVA’s Proprietary Gammabody™ Platform Bispecific Gamma Delta T Cell Engagers 6

Enthusiasm for Bispecific T Cell Engagers ©LAVA Therapeutics 2023 7 • High expectations for T cell bi-specific therapies driving significant development • 200+ Bispecific Antibodies in the Clinic, 7 approved 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

• High expectations for targeted T cell therapies in cancer, but often: – Narrow therapeutic window: – Cytokine Release Syndrome – On-target/off-tumor-related toxicities – Activates immunosuppressive T cells – Sporadic efficacy in solid tumors therapeutic window therapeutic effect toxic effect ©LAVA Therapeutics 2023 8 Enthusiasm for Bispecific T Cell Engagers

• Selecting ‘tumor-specific’ targets • Step-dosing / subcutaneous dosing • Decreasing affinity for T cells • Masking/site-specific activation • Recruiting alternative effector cells • Address only narrow target range, and/or • Cumbersome, and/or • Strongly decrease potency ©LAVA Therapeutics 2023 9 Strategies for Widening the Therapeutic Window

Gammabody™ Platform: Bispecific γδ T Cell Engagers

DIFFERENTIAL APPROACH

A versatile bispecific antibody platform for developing novel cancer therapeutics tumor cell death
TAA
tumor cell
tumor cell
γδ-T cell
activated γδ-T cell
Vγ9Vδ2 TCR
cytolytic molecules

MECHANISM OF ACTION

LAVA's proprietary bispecific antibodies are designed to:

- Target Vγ9Vδ2 T cells to tumor antigens initiating selective tumor cell killing while sparing normal cells
- Carry a low potential for on-target/off-tumor toxicity and cytokine release syndrome (CRS)

OFF-THE-SHELF THERAPEUTICS

- ✓ Fully modular platform
- ✓ High developability
- ✓ Small size favors tumor penetration
- ✓ Proven quality of antibody products
- ✓ 2 formats in the clinic : bsVHH and bsVHH-Fc



©LAVA Therapeutics 2023 10

Bispecific γδ T cell-engagers aim to harness innate & adaptive immunity

- Largest γδ-T cell subset in blood: (~90-95% of total γδ-T cells)
- Natural ability to recognize and kill tumor cells
- Highly cytotoxic
- Relatively abundant in tumor-infiltrating lymphocytes
- Presence of γδ T cells associated with improved outcomes in cancer patients
- Recognize tumors through phosphoantigen-BTN2A1/3A1 complex
- Consistent proinflammatory cytotoxic effector T cell population
- Does not contain immune-dampening regulatory T cell subsets
- Ability to present antigen and orchestrate immune responses


Innate Immunity
Adaptive Immunity
monocyte-macrophage
basophil
dendritic cell
eosinophil
granulocyte
Mast cell
NK cell
γδ
γδ T cell
NK T cell
Regulatory T cell
CD4 T cell
CD8 T cell
B cell
Cytotoxic T cell
antibodies
Plasma cell

Adapted from Dranoff G., Nature Rev. Cancer 2004; 4: 11-22

©LAVA Therapeutics 2023
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Off-the-Shelf Gammabody™ Platform: Enhances Innate Tumor Recognition by Directing Vγ9Vδ2 T Cells to the Cancer Cells

Natural Activation Mechanism

1 Vγ9Vδ2 T cells recognize stress signals
TCR interacts with pAg-butyrophilin complex



Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
butyrophilin
stress signal
pAg
tumor cell

Gammabody™ Provides Tumor Recognition to Trigger Vγ9Vδ2 T Cell-Mediated Immunity

1 Conditionally activate Vγ9Vδ2 T cells upon crosslinking with tumor associated antigen (TAA)

2 Retains recognition of natural stress signals



Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
Gammabody™
TAA
butyrophilin
stress signal
pAg
tumor cell

LAVA's Gammabody™ directs Vγ9Vδ2 T cells to tumors with high affinity to induce direct tumor cell killing and orchestrate an immunological cascade of anti-cancer responses and while retaining tumor selectivity

©LAVA Therapeutics 2023
12

Cascade of Anti-Cancer Responses – Potential Translation to Favorable Therapeutic Window



POTENT KILLING
EC50 in the low picomolar range
EXPANSION
BROAD IMMUNE ACTIVATION
NK
B
ANTIGEN PRESENTATION
OVERALL SURVIVAL
1.0
0.8
0.6
0.4
0.2
0.0
5
10
15
20
25
30

In addition to direct tumor cell killing, Vγ9Vδ2 T cells have the potential to orchestrate an immunological cascade response that includes activation of innate and adaptive immune cells in the tumor microenvironment

Efficacy:

- Potent killing of cancer cells (EC_{50}s in the low picomolar range)
- No co-activation of immune-suppressive Tregs which dampen antitumor efficacy of cytotoxic T cells
- Orchestrate innate and adaptive immune responses, potentially resulting in potent and durable responses
- Activity against hematologic malignancies and solid tumors, including immunologically “cold” tumors
- Potential for expansion of Vγ9Vδ2 T cells can result in an increased number of anti-tumor Vγ9Vδ2 T cells in the tumor

Safety:

- Conditional activation with high accuracy
- Greatly reduced potential for cytokine release syndrome (CRS); No evidence of CRS in NHP studies

Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22
Kabelitz D et al., Cell Mol Immunol 2020; 17: 925–939

©LAVA Therapeutics 2023

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Expansion & Cascade Response Without Treg Activation in Preclinical Models

Expansion


Gammabody™ - Mediated
Expansion of Vγ9Vδ2 T Cells
γδ T cell expansion
no bsTCE
CD1d Gammabody™
CD40 Gammabody™
0 Days
4 Days
7 Days

Cascade Response


PBMC
+ tumor
+ tumor + EGFR Gammabody™
N=4; *: p<0.05, **: p<0.01
CD25 expression (%)
Vγ9Vδ2 T cells
CD4+ T cells
CD8+ T cells
CD56dimCD16+ NK cells
CD56+CD16- NK cells
0.17

No Treg Activation


Activation of regulatory T cells
CD69 expression (%)
*: p<0.05
**: p<0.01
A431 + - + + + + +
Treg - + + + + + +
EGFR-CD3 TCE - - - - - 1 50 nM
EGFR Gammabody™ - - - 1 50 - - nM

Gammabody™ can induce robust gamma delta T cell expansion and can amplify the anti- tumor immune response via downstream activation of other immune cells while avoiding co-activation of immunosuppressive T cells such as Tregs

Data on file: LAVA Therapeutics N.V.

©LAVA Therapeutics 2023

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Gammabody™ Can Selectively Kill Cancer Cells While Sparing Healthy Cells in Hematologic Malignancy and Solid Tumor models

CD20 Gammabody™ Mediated Killing



CD20 gamma-delta bsTCE
Killing of target cells (%)
100
80
60
40
20
0
0
10⁻⁵
10⁻³
10⁻¹
10¹
10³
10⁵
10⁷
[LAVA compound] (log pM)
C1R tumor cells
B cells
C1R tumor cells only
B cells only
C1R tumor cells + γδ-T cells only
EC50 C1R tumor cells = 0.043 pM

- 2:1 ratio (γδ T cells : Target cells)
- Similar CD20 expression levels on C1R neo and B-cells

PSMA Gammabody™ Mediated Killing



***
% living cells
100
75
50
25
0
Prostate Cancer
Normal Prostate
Medium
+ PSMA Gammabody™
+ Vγ9Vδ2 T cells
+ Vγ9Vδ2 T cells
+ PSMA Gammabody™
****
p<0.001

Preferential killing of cancer versus healthy cells demonstrated *in vitro* and *ex vivo*;
May prevent on-target/off-tumor mediated toxicity and allow for targeting of widely expressed tumor associated antigens

Data on file: LAVA Therapeutics N.V.

©LAVA Therapeutics 2023

15

Non-Clinical Safety Data Indicate Good Tolerability

- Non-clinical safety studies using Gammabody™ molecules designed for cross-reactivity support the benign safety profile of the platform
- NHP studies completed with Gammabody™ molecules targeting CD1d, CD20 and EGFR
  - CD1d, CD20 targeting surrogate Gammabody™ (without Fc) were dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days) and biweekly at 1 mg/kg for 1 month
  - EGFR targeting surrogate Gammabody™ (without Fc) was dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days)
  - EGFR-targeting surrogate Gammabody™ (Fc-containing) was dosed up to 23 mg/kg (0.5 hr infusion, 4 weekly doses)


Vγ9-scFv
EGFR-VHH

- **No signs of cytokine release syndrome, no changes in general health parameters, relevant clinical chemistry, hematology or histopathology observed**
- In contrast, EGFR-targeting is severely toxic for first generation bsTCEs
  - NHPs infused with a CD3xEGFR BiTE required euthanasia within 3 days at doses that were 200-fold lower (on a molar basis) compared to an EGFR Gammabody with cell death observed in all tissues expressing EGFR (Lutterbuese et al., PNAS 2010)

©LAVA Therapeutics 2023 16

Gammabody™ Platform: A Novel T cell engager approach for cancer therapy

γδ T cell engager platform

- Highly potent (kills at picomolar concentrations)
- Recruits additional immune effector cells by antigen presentation and cascade response
- No activation of regulatory T-cells

- Tumor-cell selective, relative sparing of healthy cells expressing the target
- Low risk for on-target / off tumor toxicity
- Low risk for CRS anticipated
- Potential for a wide therapeutic window

- Applicable to hematological and solid tumor indications (including ‘cold’ tumors)


LAVA’s γδ T cell engagers
tumor killing potency
tumor selectivity
conditional T cell activation
regulatory T cell activation
tolerability
high
medium
low
CD3-based T cell engagers
tumor killing potency
tumor selectivity
conditional T cell activation
regulatory T cell activation
tolerability
high
medium
low

©LAVA Therapeutics 2023
17

Clinical-stage company 18

19 LAVA-051 Targets CD1d to Activate Vγ9Vδ2 T Cells and iNKT Cells for the Potential Treatment of CLL, MM & AML

LAVA-051: First-in-Class Gammabody™ Targeting CD1d

Format

- Humanized bispecific single domain antibody (bsVHH) of 27kDa
  - Short plasma half-life, prolonged functional half-life through high affinity TCR binding

Mechanism of Action

- Engages Vγ9Vδ2 T cells to mediate potent killing of CD1d-expressing tumor cells
  - Activates iNKT cells to mediate killing of CD1d-expressing tumor cells as a secondary mechanism of action
  - CD1d is expressed on tumor cells in CLL, MM and AML
  - Pre-clinical data support mechanism of action, anti-cancer activity, effector cell expansion and tumor selectivity tumor cell
iNKT cell
γδ-T cell
tumor cell
CD1d
TCR
TCR
iNKT cell
Vγ9Vδ2-T cell
tumor cell
cytolytic molecules
cytolytic molecules
bispecific VHH
iNKT cell
Vγ9Vδ2-T cell

Status

- Phase 1/2a clinical trial ongoing in MM, CLL and AML

20

LAVA-051: Pre-Clinical Data Support Mechanism of Action and Function 21 Expansion of Vγ9Vδ2 T and iNKT cells Lysis of patient tumor cells Adapted from Lameris et al., submitted Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 0 20 40 60 80 100 CLL specific lysis (relative %) 0 20 40 60 80 100 MM 0 20 40 60 80 100 AML negative control LAVA-051 0 5 10 15 20 iNKT cells 0 20 40 60 80 Vγ9Vδ2 T cells fold expansion • LAVA-051 triggers expansion of Vγ9Vδ2 T and iNKT cells in the presence of CD1d-positive tumor cells • LAVA-051 mediates Vγ9Vδ2 T and iNKT cell-mediated cytotoxicity of patient CLL, MM and AML cells

LAVA-051 Phase 1/2a in Hematological Malignancies • Primary objectives: investigate safety and tolerability of LAVA-051 and determine the recommended Phase 2 dose • Secondary objectives: include evaluation of PK, PD, immunogenicity and preliminary antitumor activity • LAVA-051 administered as 2-hour infusion (IV), or subcutaneous injection (SC) (day 1, 8 and twice a week thereafter) * Cohort 5 only: 2nd dose administered SC, remaining doses IV Clinicaltrials.gov NCT04887259 ©LAVA Therapeutics 2023 22

LAVA-051 – Initial Phase 1 Data - Safety • LAVA-051 has reached a dose of 200 mg (~400x the starting dose) in MM and CLL patients • Most observed AEs have not been suspected to be related • Frequency and severity of AEs have not correlated with increasing dose levels • No CRS and no ICANS (ASTCT) and no clinically relevant increase in the CRS-related cytokine IL-6 (Data cut-off date: 11 Nov 2022) ASH 2022 abstract #2014 ICANS = Immune Effector Cell Associated Neurotoxicity Syndrome; DLT = Dose Limiting Toxicity; ASTCT = American Society for Transplantation and Cellular Therapy Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

24 LAVA-051 – Initial Phase 1 Data – Pharmacodynamics • Pharmacodynamic parameters reflect changes expected for the LAVA-051 mechanism of action – Vγ9Vδ2-T cell activation markers (CD25 and CD69) upregulated following dosing – Maximum Vγ9Vδ2 T cell receptor occupancy (RO) increased with dose ASCO 2022 abstract 2577; ASH 2022 abstract #2014 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

25 LAVA-051 – Pharmacodynamics ASH 2022 abstract #2014 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Pharmacokinetics 1st dose IV, 2nd dose SC patient 32-001 cohort #5  IV  SC  IV • Linear LAVA-051 pharmacokinetics • SC bioavailability 74% compared to IV (based on data from Pt 32-001)

LAVA-051 – Initial Phase 1 Data - Patient Characteristics and Time on Treatment MM/CLL 6/6 Male/Female 8/4 Median age (range) 69 (59-76) Prior therapies, median (range) – MM/CLL 4 (3-5) / 5.5 (4-13) ASH 2022 abstract #2014, corrected Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 * Death due to COVID-19 Data cut-off: 11 NOV 2022

LAVA-051 – Initial Phase 1 Data - Potential Signs of Activity CLL • Patient with R/R CLL (15 mg) • Temporary enlargement and tenderness of several involved lymph nodes accompanied by grade 2 fever during Cycle 1 ‒ Resembled a tumor-flare reaction, as reported in CLL with lenalidomide • Patient assessed as having stable disease • Percent of clonal B cells in peripheral blood decreased • Numbers of CD1d expressing monocytes remained similar MM • High-risk MM patient (45 mg) • 4 prior lines of therapy within 6 years from diagnosis • Refractory to last 3 lines of treatment • 23% reduction in M-protein • Both patients ceased treatment due to COVID EHA 2002 abstract #1463 R/R = Relapsed/Refractory Permission for photo obtained Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 0 25 50 75 100 125 0.01 0.1 1 Treatment days Cell count (x10 9 /L) Lymphocytes Clonal B cells Monocytes

LAVA-051: Summary of Initial Phase 1 Data Presented • LAVA-051 is a next-generation bispecific γδ T cell engager designed for a broad therapeutic window • LAVA-051 has reached a dose of 200 mg (400x the starting dose) in MM and CLL patients – Most observed Adverse Events (AEs) have not been suspected to be related to LAVA-051 treatment – Frequency and severity of AEs have not correlated with increasing dose levels – No Cytokine Release Syndrome (CRS) and no ICANS (ASTCT - criteria) – No significant increase in the CRS-related cytokine IL-6 • Linear pharmacokinetics and satisfactory SC bioavailability • PD parameters reflect changes as expected per Mechanism of Action • Potential signs of clinical activity • Trial continuing, including US sites (IND cleared) and evaluation of SC dosing ICANS = Immune Effector Cell Associated Neurotoxicity Syndrome; ASTCT = American Society for Transplantation and Cellular Therapy; DLT = Dose Limiting Toxicity ©LAVA Therapeutics 2023

LAVA-1207 Gammabody™ that Activates Vγ9Vδ2 T Cells by Targeting PSMA for the Treatment of mCRPC

LAVA-1207: PSMA-targeting Gammabody™ for Prostate Cancer Format • Contains a Fc domain for extended plasma half-life; silenced to avoid off-target T cell activation • Small size (compared to regular IgG antibodies) to facilitate tumor penetration Mechanism of Action • Specifically directs Vγ9Vδ2 T cells to PSMA-expressing tumor cells – PSMA is a well-validated tumor target • Mediates potent killing of PSMA-positive tumor cells • Pre-clinical data support mechanism of action, anti-cancer activity & selectivity Status • Phase 1/2a trial in mCRPC; patient recruitment ongoing (NCT05369000) Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 30 10 -3 10 -2 10 -1 10 0 10 1 10 2 10 3 10 4 0 50 100 150 concentration LAVA-1207 (pM) % specific killing PC-3 (PSMA-neg) LNCaP (PSMA-high) LNCaP-PSMA KO

LAVA-1207: Preclinical Data Support Activity and Selectivity in Patient Samples • LAVA-1207 triggers activation of autologous Vγ9Vδ2 T cells in the presence of patient-derived tumor cells • LAVA-1207 induces selective tumor cell lysis Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 31 Medium + LAVA-1207 0 5 10 15 20 CD107a expression (%) Tumor-infiltrating Vγ9Vδ2 T cells Medium + LAVA-1207 0 20 40 60 80 CD107a expression (%) PBMC Vγ9Vδ2 T cells Control + PBMC + LAVA-1207 + PBMC + LAVA-1207 0 25 50 Tumor tissue Lysed cells (% relative to control) Control + PBMC + LAVA-1207 + PBMC + LAVA-1207 0 25 50 Normal tissue Lysed cells (% relative to control) Vγ9Vδ2 T cell degranulation Preferential lysis of prostate tumor cells

LAVA-1207 – Phase1/2a Study Design 32 • Dose escalation in patients with mCRPC (EudraCT 2021-001789-39; NCT05369000) • Primary objectives: investigate safety and tolerability of LAVA-1207 • Secondary objectives: evaluate PK, PD, immunogenicity and preliminary signs of antitumor activity • LAVA-1207 administered via IV infusion every 2 weeks ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Patient Baseline Characteristics 33 N=20 Age, median (range) 68 (51-76) Years since diagnosis, median (range) 9 (3-21) Prior systemic therapies, median (range) 4 (3-10) Location of metastases Bone 19 Lymph node 14 Lung 2 Liver 5 Other visceral 2 Type of progression PSA 17 Bone 12 Nodal 12 Visceral 10 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Time on Treatment Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 34 Data cut-off date: 8 Dec 2022 • A dose level (DL) of 120 µg (starting dose, 1.5 µg, MABEL approach) completed – DL 1 included 6 pts, 3 from EU, 3 from US; DL 2 included 5 pts, 3 from EU, 2 from US • A total of 20 patients have been treated with LAVA-1207 with treatment duration ranging from 4 to 38 weeks • Next dose level: 360 µg 34 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 N307 N306 N105 - N305 N304 N303 - N104 N206 N302 - U105 U104 N205 N301 N202 - U103 U102 U101 N101 N102 N201 Time since first study treatment (weeks) DL 1 1.5 μg DL 2 4.5 μg DL 3 13.5 μg DL 4 40 μg DL 5 120 μg Pt refused further treatment with IMP PD PD 12 cycles completed PD PD PD PD PD PD PD PD Clinical progression in absence of formal disease progression EoT Ongoing PD PD ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Initial Phase 1 Data - Safety 35 Data cut-off date: 8 Dec 2022 • Most observed AEs not suspected to be related and no DLT • Treatment emergent AEs (TEAEs) that were suspected to be related were grade 1 or 2 • No increase in severity or frequency of TEAEs with increasing doses and no patient discontinued treatment due to AE • One grade 4 AE occurred (spinal cord compression, DL 5), which was non-related 0 20 40 60 80 100 Fatigue Anemia Back pain Pain AST increase Alkaline phosphatase increase Vomiting Nausea Anorexia Fall Tumor pain Hematuria Tingling Infusion related reaction Cytokine release syndrome Fever Flu-like symptoms Diarrhea Constipation Dry mouth Dyspepsia Dyspnea Edema Chills Hot flashes Hypertension Hypocalcemia Lymphocyte count decreased LDH increase Lung embolism Urinary tract obstruction Urinary tract infection 100 80 Frequency (%) All TEAE >5%, by grade TEAE suspected to be related >5%, by grade Grade 1 Grade 2 Grade 3 N=20 60 40 20 DL1 - N=6 (1.5 μg) DL2 - N=5 (4.5 μg) DL3 - N=3 (13.5 μg) DL4 - N=3 (40 μg) DL5 - N=3 (120 μg) 0 Occurrence of IRR and CRS per dose level no IRR or CRS IRR CRS 2 2 1 2 1 Numbers above symbols indicate grade Prophylactic medication As of 20 Oct 2022, prophylaxis with antipyretic and antihistaminic treatment to mitigate potential fever, IRR or CRS was implemented. ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Pharmacokinetics Data cut-off date: 8 Dec 2022 • Pharmacokinetics of LAVA-1207 appears linear 36 0 24 48 72 96 120 144 168 1,000 10,000 Dose level 4 Time since infusion start (h) LAVA-1207 (ng/L) 5000 N303 N304 N305 0 24 48 72 96 120 144 168 1,000 10,000 Dose level 5 Time since infusion start (h) LAVA-1207 (ng/L) 30,000 N105 N306 N307 0 500,000 1,000,000 1,500,000 2,000,000 120 Dose vs. AUC for Cycle 1 Dose (μg) AUC(0-∞) (h*pg/mL) Subject ID N202 N301 N104 N206 N302 N303 N304 N305 N105 N306 N307 4.5 13.5 40 DL 2 DL 3 DL 4 DL 5 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Pharmacodynamics Data cut-off date: 8 Dec 2022 • Pharmacodynamics reflect changes expected as per MoA • Pronounced drop in Vγ9Vδ2-T cell frequency 2 hr after dosing, suggesting Vγ9Vδ2-T cell re-distribution, with subsequent recovery • Vγ9Vδ2-T cell activation markers (CD25 and CD69) upregulated following dosing • Receptor occupancy (RO) was detectable up to day 14 after EoI, with peak levels ranging from 6.1% to 12.6% 37 0 2 4 6 8 10 0 50 100 150 25 50 Vγ9Vδ2 T cells - % of CD45 Change compared to predose Time since first study treatment (days) Relative change (%) 0 2 4 6 8 10 0 10 20 30 40 25 50 Vγ9Vδ2 T cells - % CD25+ Time since first study treatment (days) %CD25+ 0 2 4 6 8 10 0 20 40 60 80 100 25 50 Vγ9Vδ2 T cells - % CD69+ Time since first study treatment (days) %CD69+ 0 2 4 6 8 10 0 10 20 25 50 Vγ9Vδ2 T cells - % LAVA-1207 receptor occupancy (RO) Treatment day %RO N304 N305 N303 dosing ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Dose level 4 – 40 µg

LAVA-1207 – Preliminary Signs of Antitumor Activity 38 • Out of 14 iRECIST evaluable patients, 8 had iSD at week 8. 38 Data cut-off date: 8 Dec 2022 Patient N304 – 40 mg • Largest overall decrease in PSA was 61% (46% vs baseline) • Per treating physician, the patient improved clinically with improvement in pain and fatigue • Ongoing in the study 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 -50 0 50 100 Best PSA response PSA change from C1D1 (%) 220 198 191 147 133 129 120 0 2 4 6 8 10 12 14 0 200 400 600 800 PSA levels - Pt N304 Cohort 4 Time since first study treatment (weeks) PSA (μg/L) ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

Summary of Initial Phase 1 Data Presented • LAVA-1207 is a PSMA targeting bispecific antibody belonging to a novel class of γδ T cell engagers (Gammabody™) • LAVA-1207 has reached a dose of 120 mg (starting dose 1.5 mg) without the occurrence of high-grade (>2) CRS or DLTs in therapy refractory mCRPC patients – Frequency and severity of AEs do not appear to be dose-dependent – Most observed AEs were not suspected to be related – Next dose level (360 mg) is ongoing • Preliminary signs of clinical activity observed with disease stabilization and PSA reduction during dose escalation • Pharmacodynamics reflect changes as expected per MoA • Dose escalation continues in both the EU and the US 39 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

40 LAVA-1223 – Licensed to Seagen Gammabody™ for the treatment of EGFR-expressing solid tumors

LAVA-1223: EGFR-Targeting Gammabody™

Format

- Gammabody™ format containing a silenced Fc domain

Mechanism of Action

- Induces preferential lysis of EGFR-expressing tumor cells while relatively sparing EGFR-expressing normal cells



Patient derived tumor tissue
Lysed cells (Target control set to 0%)
100
80
60
40
20
0
Tumor
+ Vγ9Vδ2-T cells
+ Vγ9Vδ2-T cells + bsVHH
Primary CRC
CRC peritoneum
CRC liver
H&N cancer
Lung cancer
Patient derived non-tumor tissue
Lysed cells (Target control set to 0%)
100
80
60
40
20
0
Tissue
+ Vγ9Vδ2-T cells
+ Vγ9Vδ2-T cells + bsVHH
Colon tissue
Peritoneum tissue
Liver tissue

Status

- Exclusive worldwide license agreement with Seagen Inc.
- Seagen to develop and commercialize LAVA-1223, potential for milestones of up to approximately $650 million and royalties

King et al., submitted
Data on file: LAVA Therapeutics N.V
©LAVA Therapeutics 2023 – Licensed to Seagen

41

42 CD123 Targeting Gammabody™ for the Treatment of Hematologic Malignancies LAVA-1266

Mechanism of Action • Induces preferential lysis of CD123-expressing tumor cells while relatively sparing CD123-expressing normal cells – CD123 is overexpressed in a wide range of hematological malignancies Status • CTA/IND enabling studies ongoing; filing anticipated in 2024 LAVA-1266: CD123-Targeting Gammabody™ In Development for Treating Hematological Malignancies Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration [pM] Specific cell death (%) EC50 ~ 8 pM Potent lysis of primary AML cells 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration (pM) Specific cell death (%) CD123+ tumor cell line CD123+ healthy cells (donor 1) CD123+ healthy cells (donor 2) Preferential lysis of tumor cells

Milestones 44

Gammabody™ Pipeline: Potential in Hematological and Solid Tumor Indications

Candidate	Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Milestones
LAVA-051	CD1d	MM CLL AML					• Initial data released ASCO 2022 • Additional data in 2023
LAVA-1207	PSMA	mCRPC					• Initial data released ASCO GU 2023 • Additional data 2H 2023
LAVA-1223	EGFR	Solid Tumors			Seagen		• Licensed to Seagen Sep 2022
LAVA-1266	CD123	Hematologic Malignancies					• IND/CTA filing expected in 2024
LAVA-1278	CD40	Hematologic Malignancies					
Janssen Collaboration	undisclosed		Janssen				

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

Hematologic malignancy   Solid Tumor

©LAVA Therapeutics 2023

45

Gamma delta T cell engagers for the development of next-generation cancer therapeutics Corporate Presentation February 2023